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                                     FORM 8-A/A


                         SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C. 20549


                                 AMENDMENT NO. 1 TO
                                      FORM 8-A


                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


                               COPLEY PROPERTIES, INC.
               (Exact name of registrant as specified in its charter)



                 Delaware                               04-2866555
         (State of incorporation                      (IRS Employer
             or organization)                       Identification No.)


         399 Boylston Street, Boston, Massachusetts                02116
          (Address of principal executive offices)              (Zip Code)



         Securities registered pursuant to Section 12(b) of the Act:


         Title of each class                Name of each exchange on which
            so registered                       each class registered

         Common Stock                       American Stock Exchange, Inc.
         Purchase Rights


         Securities to be registered pursuant to Section 12(g) of the Act:


                                       None
                                  (Title of Class)



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              Items 1 and 2 of the registration statement on Form 8-A of
         Copley Properties, Inc. dated July 17, 1990 are hereby amended in their entirety as follows:

         Item 1.   Description of Registrant's Securities to be Registered

              On June 28, 1990, the Board of Directors of Copley Properties, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock, $1.00 par value (the "Common Stock"), to stockholders of record at the close of business on July 19, 1990. Each Right entitles the registered holder to purchase from the Company a unit consisting of one share (a "Unit") of Common Stock, at a Purchase Price of $36.00 in cash per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and State Street Bank & Trust Company, as Rights Agent.

              Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% (subject to upward adjustment for certain "grandfathered" holdings, but in no event more than 20%) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of such outstanding shares of Common Stock. Until the Distribution Date,
         (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after July 19, 1990 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

              The Rights are not exercisable until the Distribution Date and will expire at the close of business on July 19, 2000, unless earlier redeemed or exchanged by the Company as described below.

              As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of



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         Directors and except in connection with shares of Common Stock issued upon the exercise of employee stock options, under other employee stock benefit plans or upon the conversion of convertible securities issued hereafter, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

              In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a Person becomes the beneficial owner of more than 15% (subject to upward adjustment for certain "grandfathered" holdings, but in no event more than 20%) the then outstanding shares of Common Stock except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to, and otherwise in the best interests of, shareholders, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of the Common stock at the date of the occurrence of the event. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

              For example, at an exercise price of $36.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase for $36.00 such number of shares of Common Stock (or other consideration, as noted above) as equals $36.00 divided by one-half of the current market price (as defined in the Rights Agreement) of the Common stock. Assuming that the Common Stock had a per share value of $18.00 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $36.00.

              In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or its Common Stock is changed or exchanged (other than a merger which follows an offer determined by the


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         Board to be fair as described in clause (ii) of the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of such common stock at the date of the occurrence of the event.

              For example, at an exercise price of $36.00 per Right, each Right following an event set forth in the preceding paragraph would entitle its holder to purchase for $36.00 such number of shares of common stock of the acquiring company as equals $36.00 divided by one-half of the current market price (as defined in the Rights Agreement) of such common stock. Assuming that such common stock had a per share value of $18.00 at such time, the holder of each valid Right would be entitled to purchase four shares of common stock of the acquiring Company for $36.00.

              The Purchase Price payable, and the number of Units of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend, on, or a subdivision, combination or reclassification of, the Common Stock,
         (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or
         (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

              With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

              At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash or stock). After the redemption period has expired, the company's right of redemption may be reinstated if either (i) an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company, there are no other Acquiring Persons and such reinstatement is approved by a majority of the Continuing Directors, or (ii) the Board approves the merger of the Company


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         with, or acquisition of the Company by, a Person unrelated to the
         Acquiring Person, such reinstatement is part of the approval by the Board of such transaction and a majority of the Continuing Directors approve such reinstatement. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

              Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

              Other than those provisions relative to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. In addition, prior to such time as a person or group first becomes an Acquiring Person, the Board may lower the threshold for (i) beneficial ownership to become an Acquiring Person from 20%, or
         (ii) exercisability of the Rights upon a tender or exchange offer from 30% beneficial ownership, to not less than, in the case of either clause (i) or clause (ii), the greater of (x) any percentage larger than the largest percentage of the outstanding shares of Common stock then known to the Company to be beneficially owned by any person or group or (y) 10%.

              As of June 28, 1990, there were 3,770,900 shares of Common stock outstanding. Each outstanding share of Common Stock on July 19, 1990 received one Right. As long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or delivered by the Company in the future. In addition, following the Distribution Date and prior to the expiration, redemption or exchange of the Rights, the Company may issue Rights when it issues Common Stock only if the Board of Directors deems it to be necessary or appropriate or in connection



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         with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. One share of Common stock will initially be reserved for issuance upon exercise of each Right.

              The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders, as determined by a majority of unaffiliated Directors, or willing to negotiate with the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the close of business on the earlier of (i) the tenth day following the Stock Acquisition Date or (ii) July 19, 2000, and in certain other circumstances, redeem all but not less than all of the then outstanding Rights at the Redemption Price. It should be noted, however, that the Company's charter documents contain provisions which are intended to reduce the likelihood that a hostile bidder will succeed in gaining control of the Company in an unfriendly transaction. The Company's Restated Certificate of Incorporation includes a "fair price" provision intended to insure that all shareholders receive fair consideration for their shares. The Company's By-laws contain several procedural protections which are intended to limit precipitous action by a successful bidder, including provisions requiring that (i) special meetings of stockholders may be called only by the Board of Directors, a majority of the independent directors or by the Chairman of the Board, (ii) actions taken by stockholders must be taken by at a meeting of the stockholders or by the unanimous written consent of the stockholders, and (iii) nominations of directors may not be made by a stockholder unless the stockholder has given the Company timely notice of his intent to make such nomination.

              The Form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Rights Certificate and as Exhibit B the Summary of Rights to Purchase Common stock, is attached hereto as
         Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.


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         Item 2.   Exhibits

              1 Rights Agreement, dated as of June 28, 1990 between Copley Properties, Inc. and State Street Bank & Trust Company, which includes as Exhibit A the Form of Rights Certificate and as exhibit B the Summary of Rights to Purchase Common stock. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date (as that term is defined in the Rights Agreement).

              2 First Amendment to Rights Agreement, dated as of September 20, 1995, between Copley Properties, Inc. and State Street Bank & Trust Company.


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                                     SIGNATURES

              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


         Date:  September 28, 1995               COPLEY PROPERTIES, INC.

                                                 /s/ Steven E. Wheeler

                                                 By:  Steven E. Wheeler

                                                 Title:  President

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                                    EXHIBIT INDEX

         Exhibit No.    Description                                  Page

              1         Rights Agreement, dated as of June 28,        *
                        1990 between Copley Properties, Inc.
                        and State Street Bank & Trust Company,
                        which includes as Exhibit A the Form
                        of Rights Certificate and as Exhibit B
                        the Summary of Rights to Purchase Common
                        Stock.

              2         First Amendment to Rights Agreement,          10
                        dated as of September 20, 1995, between
                        Copley Properties, Inc. and State Street
                        Bank & Trust Company.




         *  Previously filed and incorporated herein by reference.